Exhibit 99.1

Sundial Growers to Acquire Inner Spirit Holdings and Spiritleaf Retail Cannabis Network

CALGARY, AB, May 5, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial") and Inner Spirit Holdings Ltd. (CSE: ISH) (OTCQB: INSHF) ("Inner Spirit") are pleased to announce that they have entered into an arrangement agreement (the "Agreement") pursuant to which Sundial will acquire all of the issued and outstanding common shares of Inner Spirit for total consideration of approximately $131 million (the "Transaction"). The combined company will continue to focus on providing quality cannabis to consumers through a responsible and disciplined approach while creating enduring value for shareholders.

Under the terms of the Agreement, Inner Spirit's shareholders will receive, for each Inner Spirit common share held, (i) $0.30 in cash and (ii) 0.0835 of a Sundial common share (representing $0.09 per Inner Spirit common share based on the 10-day volume-weighted average price ("VWAP") of Sundial common shares on the Nasdaq Capital Market), for total consideration of $0.39 per Inner Spirit common share. The purchase price of $0.39 per Inner Spirit common share represents a premium of 54.8% to the 10-day VWAP of Inner Spirit common shares on the Canadian Securities Exchange (the "CSE") and a premium of 62.5% to the closing price of Inner Spirit common shares on the CSE on May 4, 2021. The Transaction has been unanimously approved by the Boards of Directors of Sundial and Inner Spirit and is expected to close early in the third quarter of 2021.

The Transaction is expected to provide modest synergies and economies of scale due to the different business models of Sundial and Inner Spirit.

"Sundial becomes a stronger and more diverse cannabis company by acquiring Inner Spirit and the Spiritleaf retail store network," said Zach George, Chief Executive Officer of Sundial. "Inner Spirit has successfully created a franchise-based retail network that has grown from coast to coast and offers a differentiated and premium in-store experience to consumers. Our shared Albertan roots and commitment to data-driven consumer insights make for an ideal partnership.  Sundial's capital base will enable us to support continued expansion and deepen the capabilities of the Spiritleaf retail brand."

"Sundial is the ideal company to acquire Inner Spirit and support the future development of the Spiritleaf retail cannabis brand," said Darren Bondar, Founder, President and Chief Executive Officer of Inner Spirit. "The Sundial team has shown a strong commitment to our management team, franchise partners and employees as well as our growth ambitions. The combination will enable us to further expand our position as the country's leading retail cannabis brand for customers and communities and will open up new market opportunities to us. We're also very pleased Inner Spirit shareholders will be able to participate in our future success through an ongoing equity ownership."

In just over two years, the Spiritleaf retail network has grown to become Canada's largest single brand retailer with 86 stores operating in British Columbia, Alberta, Saskatchewan, Ontario, and Newfoundland and Labrador. Spiritleaf's franchised and corporate stores have created deep ties within their local communities and served 2.3 million guests in 2020. The retail brand has earned a reputation as a knowledgeable and trusted source of recreational cannabis while offering a premium consumer experience. Spiritleaf opened its 86th store on April 28, 2021 in Edmonton, Alberta and is projected to exceed the 100-store milestone in the summer of 2021.

TRANSACTION DETAILS

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta), pursuant to which Sundial will acquire all of the issued and outstanding common shares of Inner Spirit. The implementation of the Transaction will be subject to the approval of at least two thirds of the shares voted by Inner Spirit shareholders at a special meeting expected to be convened by Inner Spirit in July 2021 (the "Meeting"), and the receipt of applicable orders from the Court of Queen's Bench of Alberta and applicable regulatory approvals.

The Agreement provides for, among other things, customary support and non-solicitation covenants from Inner Spirit, including customary "fiduciary out" provisions that allow Inner Spirit to accept a superior proposal in certain circumstances and a five-business day "right to match period" in favour of Sundial. The Agreement also provides for the payment of a reciprocal termination fee of $4 million in the event the Transaction is terminated in certain specified circumstances.

All directors and officers of Inner Spirit, as well as certain other shareholders, have entered into voting support agreements with Sundial pursuant to which, among other things, the parties have agreed to vote their Inner Spirit common shares in favour of the Transaction, representing 29.76% of the outstanding Inner Spirit common shares.

A full description of the Transaction will be set forth in the management information circular of Inner Spirit, which will be mailed to Inner Spirit shareholders in connection with the Meeting, and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under Inner Spirit's profile at www.sedar.com.

None of the securities to be issued pursuant to the Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

INNER SPIRIT BOARD APPROVAL

Inner Spirit's Board of Directors has unanimously approved the Transaction and has resolved to recommend that Inner Spirit shareholders vote in favour of the Transaction. Echelon Capital Markets, financial advisor to Inner Spirit, has provided a fairness opinion to the Board of Directors of Inner Spirit that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration to be received by Inner Spirit shareholders pursuant to the Transaction is fair from a financial point of view to Inner Spirit shareholders.

ADVISORS

ATB Capital Markets is acting as financial advisor to Sundial. McCarthy Tétrault LLP is acting as legal counsel to Sundial. Echelon Capital Markets is acting as financial advisor to Inner Spirit. Burstall LLP is acting as legal counsel to Inner Spirit.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with common shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total available space. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences. We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB. For more information on Sundial, please go to www.sndlgroup.com.

ABOUT INNER SPIRIT HOLDINGS LTD.

Inner Spirit Holdings Ltd. (CSE:ISH) (OTCQB:INSHF) is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada. The Spiritleaf network includes 86 franchised and corporate-owned locations, all operated with an entrepreneurial spirit and with the goal of creating deep and lasting ties within local communities. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products. Inner Spirit is led by passionate advocates for cannabis who have years of retail, franchise and consumer marketing experience. Spiritleaf has been recognized with a Franchisees' Choice Designation from the Canadian Franchise Association for its award-winning support centre, a MarCom Platinum Award for marketing excellence, and a Hermes Gold Award for its creative customer benefits program. Learn more at www.innerspiritholdings.com and www.spiritleaf.ca.

Additional Information

Further information regarding the Transaction will be contained in an information circular that Inner Spirit will prepare and mail to its shareholders in connection with the Meeting. Investors and securityholders are urged to read the information circular once it becomes available, as it will contain important information concerning the Transaction. Investors and securityholders may obtain a copy of the Agreement, information circular and other meeting materials when they become available at www.sedar.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the completion of the Transaction and the terms thereof; the expected closing of the Transaction early in the third quarter of 2021; the consideration to be received by Inner Spirit shareholders, which may fluctuate in value due to Sundial's common shares forming the consideration; the combined company and its focus going forward; the anticipated benefits associated with the Transaction; the Meeting expected to take place in July 2021; Sundial's capital base supporting Inner Spirit's expansion and opening up new market opportunities; and the projection that Spiritleaf will exceed the 100-store milestone in the summer of 2021.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the timelines and on the terms currently anticipated; all necessary shareholder, court and regulatory approvals being obtained on the timelines and in the manner currently anticipated; the anticipated benefits of the Transaction; the business and operations of both Sundial and Inner Spirit, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; the ability of Inner Spirit to successfully implement its strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits; and the receipt by Inner Spirit and its franchise partners of necessary retail cannabis licences, approvals and authorizations from regulatory authorities, and the timing thereof.

Although Sundial and Inner Spirit believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Sundial and Inner Spirit can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Inner Spirit and/or Sundial will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Transaction is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder, court or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Transaction are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Transaction as anticipated or at all; conditions in the cannabis industry; the risk that Inner Spirit and its franchisees do not receive the necessary retail cannabis licences or that they are not able to open additional retail cannabis stores as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional corporate and franchised retail cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Inner Spirit's business are contained under the heading "Risk Factors" in Inner Spirit's annual information form for the financial year ended December 31, 2019 dated February 12, 2021. Additional information regarding risks and uncertainties relating to Sundial's business are contained under "Item 3D Risk Factors" in Sundial's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 17, 2021. The forward-looking information included in this news release is made as of the date of this news release. Inner Spirit and Sundial do not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com; Stephen Lewis, Corporate Communications, Inner Spirit Holdings Ltd., Telephone: 1.403.930.9300, Email: invest@spiritleaf.ca

CO: Sundial Growers Inc.

CNW 07:00e 05-MAY-21